UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Alphatec Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

02081G 10 2

(CUSIP Number)

12/31/06

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G04450 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Federal Insurance Company 13-1963496 The Chubb Corporation 13-2595722

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Federal Insurance Company — Indiana, U.S. The Chubb Corporation — New Jersey, U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,999,834 shares of Common Stock

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 2,999,834 shares of Common Stock

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,999,834 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.6% of shares of Common Stock.

12.	Type of Reporting Person (See Instructions) Federal Insurance Company — IC The Chubb Corporation — HC

Item 1.
	(a)	Name of Issuer Alphatec Holdings, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 2051 Palomar Airport Road Suite #100 Carlsbad, CA 92011

Item 2.
	(a)	Name of Person Filing Federal Insurance Company The Chubb Corporation
	(b)	Address of Principal Business Office or, if none, Residence 15 Mountain View Road Warren, NJ 07061-1615
	(c)	Citizenship Federal Insurance Company — Indiana, U.S. The Chubb Corporation — New Jersey, U.S.
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 02081G 10 2

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Federal Insurance Company is an Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
The Chubb Corporation is a parent holding company or control person in accordance with §240.13d-1(b)(ii)(G).

Item 4.	Ownership

(a) through (c).  Certain information requested hereunder is set forth under Items 5 through 9 and Item 11 of the cover pages to this Schedule 13G.  The shares are held directly by Federal Insurance Company, which is a wholly owned subsidiary of The Chubb Corporation.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

This Schedule is being filed by The Chubb Corporation as the parent holding company of Federal Insurance Company.  As stated in Item 3 above, Federal Insurance Company is an Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2007

FEDERAL INSURANCE COMPANY

By:	/s/ W. Andrew Macan
Name:	W. Andrew Macan
Title:	Vice President and Secretary

THE CHUBB CORPORATION

By	/s/ W. Andrew Macan
Name:	W. Andrew Macan
Title:	Vice President and Secretary

EXHIBIT I

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of the Schedule 13G filed herewith with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to the Schedule 13G filed herewith.  In evidence thereof, the undersigned hereby execute this Agreement as of February 13, 2007.

Federal Insurance Company

By /s/ W. Andrew Macan
W. Andrew Macan
Vice President and Secretary

The Chubb Corporation

By /s/ W. Andrew Macan
W. Andrew Macan
Vice President and Secretary